Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May, 2003

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9(0) Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Annual General Meeting dated April 29, 2003

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ No. 33.256.439/0001- 39	NIRE 35.300.109.724

Minutes of the Annual General Meeting

Date, Time, and Place:
April 29, 2003, at 3:00 PM, at the company's head office, at Av. Brigadeiro Luiz Antônio, No. 1343 – 9th floor, in the City and State of São Paulo.

Attendance:
Shareholders representing more than two-thirds of the Capital Stock, the Company’s Executive Officer, and the Independent Auditor’s representative.

Publications:
Notice to Shareholders: Exempted, pursuant to paragraph 5, article 133 of Law 6.404/76.

Call Notice: Published in the Official Gazette of the State of São Paulo on April 15, 16, and 17, 2003, and in “Gazeta Mercantil” newspaper on April 14, 15, and 16, 2003.

Documents referred to in Article 133, Law No. 6404/76: Published in the Official Gazette of the State of São Paulo and in “Gazeta Mercantil” newspaper on February 13, 2003.

Panel:
Chairman: Gilberto Tamm Barcellos Corrêa

Secretary: Elizabeth Akemi Ishii Kodato

Agenda:
Pursuant to Call Notice as published.

Resolutions:

1.	To draw up the minutes of this Meeting as a summary of the resolutions, in accordance with the provisions of article 130, paragraph 1, Law 6404/76, as well as the publication thereof, in accordance with the provisions of paragraph 3 of the same article;
2.	To approve, with the abstention of those legally disqualified, all documents referred to in Article 133 of Law 6404/76, inclusive of the amendments introduced by Law 10303/01, in connection with the fiscal year ended on December 31, 2002;
3.	3.1 To approve the allocation of the Net Profit for fiscal year ended on December 31, 2002, totaling R$ 222,299,850.31 (two hundred and twenty-two million, two hundred and ninety-nine thousand, eight hundred and fifty Reais, thirty-one centavos) in accordance with the following proposal of the Company’s management:
a) R$ 11,114,992.52 (eleven million, one hundred and fourteen thousand, nine hundred and ninety-two Reais and fifty-two centavos), to the Legal Reserve;
b) R$40,592,361.43 (forty million, five hundred and ninety-two thousand, three hundred and sixty-one Reais, forty-three centavos), to the Reserve for Unrealized Income;
c) R$65,000,067.47 (sixty-five million, sixty-seven Reais forty-seven centavos), fordistribution as dividends for the fiscal year, already paid to Shareholders.
d) R$105,592,428.89 (one hundred and five million, five hundred and ninety-twothousand, four hundred and twenty-eight Reais, eighty-nine centavos),corresponding to the balance of the net income for fiscal year to be transferred tothe Retained Earnings Reserve in accordance with the approved capital budget andpursuant to article 196 of Law 6,404/76.
4.	4.1 To elect the below-qualified persons as members of the Board of Directors for atermthat shall last until the 2004 Annual General Meeting whereat the documentsreferred to in art. 133 of Law 6404/76 related to the current fiscal year will be examined:
a) PAULO GUILHERME AGUIAR CUNHA, Brazilian, married, engineer, bearer of theidentitycard (RG) No. 4.554.607/SSP-SP and enrolled in the Individual Taxpayers’Register (CPF) under No. 008.255.498-68, with offices at Av. Brigadeiro Luiz Antônio, nº 1343 – 9th floor, Bela Vista District, in the City and State of São Paulo (CEP 01317-910);
b) LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, engineer, bearer of theidentitycard (RG) No. 3.045.977/SSP-SP and enrolled in the Individual Taxpayers’Register (CPF) under No. 061.094.708-72, with offices at Av. Brigadeiro Luiz Antônio, nº 1343 – 9th floor, Bela Vista District, in the City and State of São Paulo (CEP 01317-910);
c) ANA MARIA LEVY VILLELA IGEL, Brazilian, widow, businesswoman, bearer of theidentitycard (RG) No. 2.821.401/SSP-SP and enrolled in the Individual Taxpayers’Register (CPF) under No. 513.400.208-82, with offices at Av. Brigadeiro Luiz Antônio, nº1343 – 5th floor, Bela Vista District, in the City and State of São Paulo (CEP 01317-910);
d) PAULO VIEIRA BELOTTI, Brazilian, married, civil engineer, bearer of the identitycard (RG) No. 946.526-1/IFP-RJ and enrolled in the Individual Taxpayers’ Register (CPF)underNo. 001.388.357-72, with offices at Rua do Ouvidor, No. 60, room 1104,Downtown, in the City and State of Rio de Janeiro;
e) OLAVO EGYDIO MONTEIRO DE CARVALHO, Brazilian, legally divorced, industrial,bearer of the identity card (RG) No. 01.585.449-0/IFP-RJ and enrolled in the IndividualTaxpayers’ Register (CPF) under No. 007.260.107-82, with offices at Ladeira NossaSenhora, No. 163 – 7th floor, in the City and State of Rio de Janeiro;
f) RENATO OCHMAN, Brazilian, married, lawyer, registered with the Brazilian BarAssociation/São Paulo Chapter under No. 82.152 and enrolled in the IndividualTaxpayers Register (CPF) under No. 375.739.690-15, with offices at Av. Brigadeiro FariaLima, No. 1461 – 11th floor, Jardim Paulistano District, in the City and State of São Paulo(CEP 01451-904), elected in a separate voting, as contemplated in article 141, item I, ofLaw 6404/76, with the amendments introduced by Law No. 10303/01 and in compliancewith the provisions of paragraph 6 of same article;
g) NILDEMAR SECCHES, Brazilian, married, mechanical engineer, bearer of the identitycard(RG) No. 3.997.339-6/SSP-SP and enrolled in the Individual Taxpayers Register
(CPF) under No. 589.461.528-34, with offices at Av. Escola Politécnica, No. 760, Jaguaré District, in the City and State of São Paulo (CEP 05350-000), elected in a separate voting, as contemplated in article 141, item II, of Law 6404/76, with the amendments introduced by Law No. 10.303/01, in compliance with the provisions of paragraph 6 of same article and in accordance with the procedure provided in article 8, paragraph 4, of Law No. 10.303/01;
4.2 - To set as compensation for the members of the Board of Directors a monthly fee of eight thousand reais (R$ 8,000.00). Directors to be elected shall hold their offices with no financial burden for the company.

Remarks: The Chairman informed that: (i) when previously inquired, the members of the Board of Directors herein elected have declared that they are not subject to any penalty on account of any offense that would prevent them from engaging in any business to which they were appointed; that they do not hold office in any company that might be deemed to compete with the Company in the market; and that they do not bear conflicting interests with the Company, in accordance with art. 147 of Law No. 64904/76 with the amendments introduced by Law 10303/01; (ii) all resolutions were carried by a majority of the votes present at the Meeting, with the abstention of shareholders Parth Investments Company and the shareholder Renato Ochman; (iii) the full recording in the Minutes of the identification of those shareholders who have exercised the prerogative contemplated in article 141, paragraph 4, of Law No. 6404/76 has been waived, in compliance with the provisions of paragraph 8 of the same article which, after being certified by the Panel, will be filed with the Company’s head office.

Notice to shareholders: The Company wishes to inform shareholders that the publications required under paragraph 3, article 289 of Law 6.404/76, will be placed in the "Valor Econômico" newspaper.

There being no further business to transact and whereas the Fiscal Council services were not requested, the meeting was adjourned and these Minutes were drawn up which, after being read and approved, were signed by all the Shareholders in attendance. (signed) For ULTRA S.A. –PARTICIPAÇÕES: Paulo Guilherme Aguiar Cunha, Chief Executive Officer; For PARTH INVESTMENTS COMPANY, as attorney-in-fact and per se: RENATO OCHMAN; For MASA PARTICIPAÇÕES PETROQU¥MICAS LTDA, Debora Regina Zaimbaldi Zilber as attorney-in-fact; For ANA MARIA LEVY VILLELA IGEL, as attorney-in-fact and per se: PAULO GUILHERME AGUIAR CUNHA; GILBERTO TAMM BARCELLOS CORRÊA; For DYNAMO COUGAR FUNDO DE INVESTIMENTOS EM AÇÕES – CARTEIRA LIVRE (FUNDO), DYNAMO PUMA FUNDO MÚTUO DE INVESTIMENTOS EM AÇÕES – CARTEIRA LIVRE (FUNDO), LUMINA FUNDO DE INVESTIMENTO EM AÇÕES, LUMINA II FUNDO DE INVESTIMENTO EM AÇÕES, CLASSE A FUNDO DE INVESTIMENTOS EM AÇÕES (FUNDO): Pedro Henrique Nogueira Damasceno –associate; For TOBIAS CEPELOWCIZ, holder of preferred shares: Dynamo Administração de Recursos Ltda. – attorney-in-fact and Pedro Henrique Nogueira Damasceno – associate.

For the holders of preffered shares: SKOPOS HG FUNDO DE INVESTIMENTOS EM AÇÕES, HEDGING-GRIFFO ATITUDE FUNDO DE INVESTIMENTO FINANCIERO, HEDGING –GRIFFO BETA 14 – FUNDO DE INVESTIMENTO EM VALORES MOBILIÁRIOS, HEDGING GRIFFO VERDE 14 – FUNDO DE IVESTIMENTO FINANCEIRO, HEDGING GRIFFO VERDE – FUNDO DE IVESTIMENTO FINANCEIRO, HEDGING-GRIFFO TOP – FUNDO DE INVESTIMENTO FINANCEIRO, GAS FUNDO DE INVESTIMENTO EM AÇÕES, HEDDING-GRIFFO STAR FUNDO DE INVESTIMENTO FINANCEIRO, HEDGING-GRIFFO PALMEIRAS FUNDO DE INVESTIMENTO FINANCEIRO, HEDDING-GRIFFO MASTER FUNDO DE INVESTIMENTO FINANCIERO, HEDGING –GRIFFO TALI FUNDO DE INVESTIMENTO FINANCEIRO, HEDGING-GRIFFO ESPELHO FUNDO DE INVESTIMENTO FINANCEIRO, HEDGING GRIFFO CARTEIRA ADMINISTRADA – REAL FIF, HEDGING GRIFFO CARTEIRA ADMINISTRADA – CAMBIAL FIF, CAMINO FUNDO DE INVESTIMENTO EM AÇÕES, HEDGING –GRIFFO 89 – FUNDO DE INVESTIMENTO FINANCEIRO, HEDGING-GRIFFO A.D. FUNDO DE INVESTIMENTO FINANCEIRO, GREEN HG FUND LLC, GAMA HG FUND LLC, HEDDING-GRIFFO TURBOS – FUNDO DE INVESTIMENTO FINANCIERO, HEDDING-GRIFFO RAPHAEL – FUNDO DE INVESTIMENTO EM T¥TULOS E VALORES MOBILIÁRIOS, SKOPOS VIX HG – FUNDO DE INVESTIMENTO FINANCEIRO, HEDGING-GRIFFO FCLII – FUNDO DE INVESTIMENTOS EM AÇÕES, HG PILAR FUNDO DE INVESTIMENTO FINANCEIRO: Hedging-Griffo Corretora de Valores S.A. – fund administrator, Felipe Hirai - attorney-in-fact; Fabio Schvartsman –Company’s Executive Officer; Gilberto Tamm Barcellos Corrêa - Chairman; Elizabeth Akemi Ishii Kodato – Secretary; Altair Tadeu Rossato - CRC nº 1SP182515/o-5 - Auditor for Delloite Touche Tohmatsu S/C - Auditores Independentes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

By:	/s/ Fabio Schvartsman
Name: Fabio Schvartsman Title: Chief Financial Officer

Date: April 29, 2003